March 5, 2014

Catherine Courtney Gordon

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Total Income+ Real Estate Fund, File Nos. 333-181848 and 811-22710.

Dear Ms. Gordon:

On January 24, 2014, Total Income+ Real Estate Fund (the "Registrant"), filed Post-Effective Amendment No. 2 to the Registrant's Registration Statement (the "Amendment") on Form N-2.  The Amendment was filed pursuant to Rule 486(a) under the Securities Act for the primary purpose of adding two additional share classes to the Fund. On February 26, 2014, you provided oral comments to the Registration Statement.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Revisions related to the summary portion of the prospectus have carried over to the rest of the prospectus but are omitted from the following for the sake of brevity.

PROSPECTUS

Comment 1.

Throughout the prospectus, please amend references to ‘best in class’ to either qualify such reference by "the adviser believes are" or provide additional disclosure as to the criteria by which such a determination or ranking is made.

Response.

The Registrant has amended the cover page reference to ‘best in class’ by including the suggested reference.  The Registrant notes that subsequent references include disclosure as to the criteria by which such a determination or ranking is made.

Comment 2.

Please remove references to "proprietary" when describing the fund’s investment strategy in "[t]he Fund executes its investment strategy by seeking to invest in a proprietary portfolio of global ‘best in class’ Institutional Investment Funds in primarily two main categories – private equity real estate, and publicly traded real estate securities," because "proprietary" does not have a widely-known or generally-accepted plain English meaning that is likely to be understood by investors.

Response.

The Registrant has made the requested removal.

Comment 3.

Under the heading Investment Strategy that discloses "Mercer’s screening process applies multiple factors including quantitative and qualitative assessment of the management team and track record, and is not generally available to the individual investor," please refer to "quantitative and qualitative assessment", ‘as described more fully below’ and explain why such information is not available to the individual investor. ‘through financial filings or published reports.’

Response.

The Registrant has made the requested addition of ‘as described more fully below’ and has amended disclosures to explain that information assembled by Mercer is not available to individuals ‘through financial filings or published reports.’

Comment 4.

Unless the terms Endowments, Pension Funds, Sovereign Wealth Funds, and Family Offices are defined, please present them in lower-case letters.

Response.

The Registrant has made the requested revision.

Comment 5.

Under the heading Investment Strategy, please disclose when the adviser sells portfolio securities.

Response.

The Registrant has amended disclosures to state "The Advisor will sell a security when other securities are available that offer higher expected current income, long-term capital appreciation, lower volatility or correlation to broader securities markets or a combination of the preceding."

Comment 6.

Because the Fund has a targeted distribution rate of 5.25% and an expense limitation agreement that provides for the possible recapture of amounts previously waived or reimbursed by the Fund’s adviser, please confirm that the Fund will not reduce its targeted distribution rate for the purpose of reducing expenses to allow for recapture of amounts previously waived or reimbursed by the Fund’s adviser.  Also, please consider whether expense limitation agreement-related disclosures should be amended to address this issue.

Response.

The Registrant undertakes that it will not reduce its targeted distribution rate for the purpose of reducing expenses to allow for recapture of amounts previously waived or reimbursed by the Fund’s adviser.  Upon review of expense limitation agreement-related disclosures, the Registrant does not believe amendments to address this issue can be made without confusing shareholders and believes current disclosures alert shareholders to the potential for recapture of amounts previously waived or reimbursed by the Fund’s adviser.

Comment 7.

Please remove the risk disclosure entitled Option Writing Risk as this is not related to a principal investment strategy.

Response.

The Registrant has made the requested deletion.

Comment 8.

When referring the Fund’s 80% investment policy please describe the 80% of assets limitation as applying to net assets, plus the amount of any borrowings for investment purposes.

Response.

The Registrant has made the requested revision.

Comment 9.

When referring to hedge funds, please describe them as private funds employing hedging strategies (commonly known as "hedge funds").

Response.

The Registrant has made the requested revision.

Comment 10.

When referring to defensive positions that are inconsistent with the Fund’s principal investment strategy, please refer to them as "temporary defensive positions."

Response.

The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11.

Consistent with the SEC guidance provided in the July 30,2010, Barry Miller letter to the Investment Company Institute, please "focus disclosure on a fund's anticipated investment operations, rather than on investments that the fund might make," please qualify references to derivatives to inform investors that the Fund has no present intention to employ them as part of its investment strategy.

Response.

The Registrant has made the requested revisions.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport